Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2015

Quarterly Net Revenues Increased by 13.1% Year-Over-Year

BEIJING, April 21, 2015 /PRNewswire/ — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 28, 2015, which is the third quarter of New Oriental’s fiscal year 2015.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2015

•	Total net revenues increased by 13.1% year-over-year to US$287.7 million for the third fiscal quarter of 2015. Total net revenues would have increased 14.6% if including US$3.7 million of temporarily deferred revenue resulting from the Company’s new customer loyalty programs[1].

•	Income from operations increased by 2.4% year-over-year to US$31.4 million for the third fiscal quarter of 2015. Income from operations would have been approximately US$35.1 million if not for the accounting effects of the Company’s new customer loyalty programs.

•	Net income attributable to New Oriental decreased by 2.6% year-over-year to US$41.0 million for the third fiscal quarter of 2015.

[1]	Beginning in the second quarter of fiscal year 2015, the Company started implementing customer loyalty programs to encourage repeat business. Under the new programs, when customers purchase academic subjects tutoring and test preparation courses, they will be able to earn points equivalent to 2-5% of their total spending, which can be used to pay for future tuition fees over the next two years. The Company uses the deferred revenue method to recognize revenues for customer loyalty programs under U.S. GAAP. The portion of revenues associated with the issued points is deferred until the points are redeemed or expired. The revenues deferred are expected to be recognized when the points are redeemed and the associated classes are taken or when expired after two years.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2015	3Q FY2014	% of change
Net revenues	287,733	254,407	13.1%
Operating income	31,387	30,655	2.4%
Non-GAAP operating income(2)	35,854	36,015	-0.4%
Net income attributable to New Oriental	40,967	42,080	-2.6%
Non-GAAP net income attributable to New Oriental(2)	45,434	47,440	-4.2%
Net income per ADS attributable to New Oriental - basic	0.26	0.27	-2.5%
Net income per ADS attributable to New Oriental - diluted	0.26	0.27	-1.7%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	0.29	0.30	-4.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	0.29	0.30	-2.9%

(in thousands US$, except per ADS(1) data)	9M FY2015	9M FY2014	% of change
Net revenues	917,958	851,400	7.8%
Operating income	128,926	166,787	-22.7%
Non-GAAP operating income(2)	141,500	182,912	-22.6%
Net income attributable to New Oriental	155,717	172,822	-9.9%
Non-GAAP net income attributable to New Oriental(2)	168,291	188,947	-10.9%
Net income per ADS attributable to New Oriental - basic	0.99	1.11	-10.5%
Net income per ADS attributable to New Oriental - diluted	0.99	1.10	-9.8%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	1.07	1.21	-11.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	1.06	1.20	-11.2%

(1)	Each ADS represents one common share.

(2)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(3)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2015

•	Total student enrollments in academic subjects tutoring and test preparation courses increased slightly to 603,000 for the third fiscal quarter of 2015.

•	The total number of schools and learning centers was 722 as of February 28, 2015, an increase of 22 compared to 700 as of February 28, 2014, and an increase of 9 compared to 713 as of November 30, 2014. New Oriental built a net of 6 learning centers in the quarter. In addition, the Company acquired a kindergarten chain, which has 3 schools in the city of Qingdao. The total number of schools increased to 60 and the total number of learning centers to 662 as of February 28, 2015.

Michael Minhong Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to report solid results for the third quarter with sustained top-line growth of 13.1%. Revenue growth would have been as high as 14.6% if including temporarily deferred revenue resulting from our customer loyalty programs launched in the second quarter of 2015. Strong momentum continued in our K-12 after-school tutoring business with year-over-year gross revenue growth of approximately 22% to US$143 million, contributing to almost half of our revenues. Our U-Can middle and high school all-subjects after-school tutoring business recorded gross revenue growth of approximately 29%. Of particular importance, since its nationwide roll-out in the second quarter, our revamped POP Kids program has begun a noteworthy turnaround with gross revenue growth of about 7% and enrollment growth of 16%, reversing previous declines. We expect this program’s positive performance to accelerate as the new offerings have been well received by both our students and the market. Total enrollments for the third quarter were flat year-over-year but mainly due to the timing of Chinese New Year in 2015. The holiday occurred later this year, delaying enrollments for Spring classes and resulting in a shift to the fourth quarter. In the first six weeks of the fourth quarter there have been a significant 35.8% uplift in enrollments and a 43% increase in cash receipts versus the same period last year. Looking at the aggregated third fiscal quarter and first six weeks of fourth quarter will be most accurate to understand the business trend.”

Mr. Yu continued, “During the third quarter we also made encouraging progress in executing our “Optimize the Market” strategy. To further penetrate into the existing markets, we added a net of six learning centers and expanded some existing learning centers by adding a total of over 2,500 square meters of additional classroom area. Further, we made solid progress in building our online and offline integrated education ecosystem. We are rolling out the O2O Two-way Interactive Education System for our K-12 after-school tutoring program in most of our existing cities. Also, our online business continued to expand rapidly as evidenced by revenue growth of approximately 39% in koolearn.com, our pure online education platform, as well as registered users growth of more than 200% and paid users growth of more than 110%.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “As mentioned previously, fiscal 2015 is an important investment year. During the third quarter we continued to allocate capital to the development of digitalized educational content and supplementary online education products and services for all business lines, and as a result our operating margin and net margin have been facing short term pressure as expected. However, we are very confident that these efforts will further differentiate New Oriental in a competitive market and it will allow our student customers access to fresh, new online offerings, greater efficiencies and a better overall learning experience. This is essential to our continuous effort to create long-term growth and sustainable profitability for our shareholders.”

Recent Developments

In a separate press release issued today the Company announced a transition in the role of Chief Financial Officer. Mr. Stephen Zhihui Yang, the current Vice President of Finance who has been with the Company since 2006, will be promoted to Chief Financial Officer, effective April 21, 2015. Mr. Louis T. Hsieh, the current Chief Financial Officer, will remain as the Company’s President overseeing overall corporate strategy and business development and will continue to serve as a member of the board of directors. The Company expects a smooth transition as Mr. Hsieh and Mr. Yang have worked together for more than nine years in their current roles.

Completion of Share Repurchase Program

In July 2014, New Oriental’s board of directors authorized the repurchase of up to US$120 million of the Company’s common shares during the period from July 28, 2014 through March 31, 2015. The share repurchase program has now been completed. As of March 31, 2015, the Company has repurchased 2,800,849 ADSs, each representing one common share of the Company, in the open market, at an average price of US$21.2 per ADS, for an aggregate consideration of US$59.4 million.

Financial Results for the Third Fiscal Quarter Ended February 28, 2015

Net Revenues

For the third fiscal quarter of 2015, New Oriental reported net revenues of US$287.7 million, representing a 13.1% increase year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$262.0 million, representing a 14.8% increase year-over-year. The growth was mainly driven by increases in student enrollments in K-12 after-school tutoring courses and in average selling price of test preparation courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the third fiscal quarter of 2015 increased slightly to approximately 603,000.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$256.3 million, representing a 14.6% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$251.9 million, representing a 15.3% increase year-over-year.

•	Cost of revenues increased by 17.0% year-over-year to US$126.1 million, primarily due to increases in teachers’ compensation for more teaching hours.

•	Selling and marketing expenses increased by 10.0 % year-over-year to US$41.7 million, primarily due to an increase in selling and marketing staff’s compensation.

•	General and administrative expenses for the quarter increased by 13.4% year-over-year to US$88.5 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$84.2 million, representing a 15.8% increase year-over-year, primarily due to increases in R&D expenses and human resources expenses related to the development of our online and offline integrated education ecosystem.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 16.7% to US$4.5 million in the third fiscal quarter of 2015.

Operating Income and Operating Margin

Income from operations was US$31.4 million, a 2.4% increase from US$30.7 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$35.9 million, a 0.4% decrease from US$36.0 million in the same period of the prior fiscal year.

Operating margin for the quarter was 10.9%, compared to 12.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 12.5%, compared to 14.2% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$41.0 million, representing a 2.6% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.26 and US$0.26, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$45.4 million, representing a 4.2% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.29 and US$0.29, respectively.

Cash Flow

Net operating cash flow for the third fiscal quarter of 2015 was approximately US$64.7 million. Capital expenditures for the quarter were US$16.9 million, which were primarily attributable to the opening of 20 new learning centers and renovations at existing learning centers.

Balance Sheet

As of February 28, 2015, New Oriental had cash and cash equivalents of US$411.9 million, as compared to US$451.7 million as of November 30, 2014. In addition, the Company had US$64.4 million in term deposits, US$583.5 million in short-term investment and US$248.9 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of February 28, 2015.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2015 was US$424.9 million, an increase of 11.4% as compared to US$381.4 million at the end of the third quarter of fiscal year 2014.

Financial Results for the Nine Months Ended February 28, 2015

For the first nine months of fiscal year 2015, New Oriental reported net revenues of US$918.0 million, representing a 7.8% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first nine months of fiscal year 2015 increased by 1.2% to approximately 2,112,900.

Income from operations for the first nine months of fiscal year 2015 was US$128.9 million, representing a 22.7% decrease year-over-year. Non-GAAP income from operations for the first nine months of fiscal year 2015 was US$141.5 million, representing a 22.6% decrease year-over-year.

Operating margin for the first nine months of fiscal year 2015 was 14.0%, compared to 19.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2015, was 15.4%, compared to 21.5% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first nine months of fiscal year 2015 was US$155.7 million, representing a 9.9% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2015 amounted to US$0.99 and US$0.99, respectively.

Non-GAAP net income attributable to New Oriental for the first nine months of fiscal year 2015 was US$168.3 million, representing a 10.9% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first nine months of fiscal year 2015 amounted to US$1.07 and US$1.06, respectively.

Outlook for Fourth Quarter of Fiscal Year 2015

New Oriental expects total net revenues in the fourth quarter of fiscal year 2015 (March 1, 2015 to May 31, 2015) to be in the range of US$322.0 million to US$333.5 million, representing year-over-year growth in the range of 12% to 16%.

If not including the deduction of approximately US$5 million revenue that will be deferred resulting from the Company’s customer loyalty programs, the projected revenue growth rate is expected to be in the range of 14% to 18% for the fourth quarter of fiscal year 2015.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 21, 2015, U.S. Eastern Time (8 PM on April 21, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until April 29, 2015:

International:	+61-2-8199-0299
Passcode:	16179094

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2015, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel:	+852-3768-4537
Email:	cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2015	As of November 30 2014
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	411,929	451,686
Restricted cash, current	1,284	497
Term deposits	64,396	65,404
Short term investments	583,456	541,435
Accounts receivable, net	4,085	5,827
Inventory	24,694	24,676
Deferred tax assets, current	11,348	9,827
Prepaid expenses and other current assets	85,018	80,294
Amounts due from related parties, current	2,693	2,748

Total current assets	1,188,903	1,182,394
Property, plant and equipment, net	232,370	231,320
Land use rights, net	4,243	4,359
Amounts due from related parties, non-current	2,370	2,334
Deferred tax assets, non-current	4,254	3,377
Long term deposit	14,514	12,334
Long term prepaid rent	543	742
Restricted cash, non-current	1,995	1,701
Intangible assets	4,196	716
Goodwill	11,067	3,755
Long term investments	301,468	305,822
Prepayment of an acquisition	—	1,883
Other non-current assets	—	3,581

Total assets	1,765,923	1,754,318

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$11,596 and US$15,710 as of November 30, 2014 and February 28, 2015, respectively)	15,737	11,689
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$125,228 and US$121,962 as of November 30, 2014 and February 28, 2015, respectively)	147,268	139,790
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$22,237 and US$17,278 as of November 30, 2014 and February 28, 2015, respectively)	23,521	22,934
Amounts due to related party (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of nil and US$861 as of November 30, 2014 and February 28, 2015, respectively)	874	14
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$438,042 and US$422,181 as of November 30, 2014 and February 28, 2015, respectively)	424,906	440,746

Total current liabilities	612,306	615,173
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,703 and US$1,602 as of November 30, 2014 and February 28, 2015, respectively)	2,530	1,703

Total long-term liabilities	2,530	1,703
Total liabilities	614,836	616,876

Noncontrolling interests	3,704	—
Total New Oriental Education & Technology Group Inc. shareholders’ equity	1,147,383	1,137,442

Total shareholder’s equity	1,151,087	1,137,442
Total liabilities and shareholder’s equity	1,765,923	1,754,318

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational programs and services	262,041	228,191
Books and others	25,692	26,216

Total net revenues	287,733	254,407

Operating costs and expenses (note 1):
Cost of revenues	126,111	107,767
Selling and marketing	41,730	37,922
General and administrative	88,505	78,063

Total operating costs and expenses	256,346	223,752

Operating income (loss)	31,387	30,655

Other income, net	16,318	11,689
Benefits (Provision) for income taxes	(6,333)	192
Loss from equity method investment	(453)	(456)
Income from continuing operations	40,919	42,080

Net income	40,919	42,080
Net loss attributable to the noncontrolling interests	48	—

Net income attributable to New Oriental Education & Technology Group Inc.	40,967	42,080

Net income per share attributable to New Oriental-Basic	0.26	0.27
Net income per share attributable to New Oriental-Diluted	0.26	0.27
Net income per ADS attributable to New Oriental-Basic (note 2)	0.26	0.27
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.26	0.27
Other comprehensive (loss) income, net of tax	(19,183)	(5,513)

Comprehensive income	21,784	36,567

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	21,784	36,567

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	96	—
Selling and marketing	83	—
General and administrative	4,288	5,360

Total	4,467	5,360

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	88,505	78,063
Share-based compensation expense in general and administrative expenses	4,288	5,360

Non-GAAP general and administrative expenses	84,217	72,703
Total operating costs and expenses	256,346	223,752
Share-based compensation expenses	4,467	5,360

Non-GAAP operating costs and expenses	251,879	218,392
Operating income	31,387	30,655
Share-based compensation expenses	4,467	5,360

Non-GAAP operating income	35,854	36,015
Operating margin	10.9%	12.0%
Non-GAAP operating margin	12.5%	14.2%
Net income attributable to New Oriental	40,967	42,080
Share-based compensation expenses	4,467	5,360

Non-GAAP net income	45,434	47,440
Net income per ADS attributable to New Oriental - Basic (note 1)	0.26	0.27
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.26	0.27
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.29	0.30
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.29	0.30
Weighted average shares used in calculating basic net income per ADS (note 1)	155,993,002	156,297,278
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,874,791	158,378,574
Non-GAAP income per share - basic	0.29	0.30
Non-GAAP income per share - diluted	0.29	0.30

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
Net Revenues:
Educational programs and services	835,363	769,959
Books and others	82,595	81,441

Total net revenues	917,958	851,400

Operating costs and expenses (note 1):
Cost of revenues	389,188	337,850
Selling and marketing	135,450	117,396
General and administrative	264,394	229,367

Total operating costs and expenses	789,032	684,613

Operating income	128,926	166,787

Other income, net	49,226	31,618
		—
Provision for income taxes	(21,751)	(24,130)
Loss from equity method investment	(732)	(1,453)
Income from continuing operations	155,669	172,822
Loss on discontinued operations, net of tax	—	—

Net income (loss)	155,669	172,822
Net loss attributable to the noncontrolling interests	48	—

Net income attributable to New Oriental Education & Technology Group Inc.	155,717	172,822

Net income per share attributable to New Oriental-Basic	0.99	1.11
Net income per share attributable to New Oriental-Diluted	0.99	1.10
Net income per ADS attributable to New Oriental-Basic (note 2)	0.99	1.11
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.99	1.10
Other comprehensive income, net of tax	5,599	2,400

Comprehensive income	161,316	175,222

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	161,316	175,222

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	295	—
Selling and marketing	253	—
General and administrative	12,026	16,125

Total	12,574	16,125

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2015	2014
	(Unaudited) USD	(Unaudited) USD
General and administrative expenses	264,394	229,367
Share-based compensation expense in general and administrative expenses	12,026	16,125

Non-GAAP general and administrative expenses	252,368	213,242
Total operating costs and expenses	789,032	684,613
Share-based compensation expenses	12,574	16,125

Non-GAAP operating costs and expenses	776,458	668,488
Operating income	128,926	166,787
Share-based compensation expenses	12,574	16,125

Non-GAAP operating income	141,500	182,912
Operating margin	14.0%	19.6%
Non-GAAP operating margin	15.4%	21.5%
Net income attributable to New Oriental	155,717	172,822
Share-based compensation expenses	12,574	16,125

Non-GAAP net income	168,291	188,947
Net income per ADS attributable to New Oriental - Basic (note 1)	0.99	1.11
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.99	1.10
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.07	1.21
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.06	1.20
Weighted average shares used in calculating basic net income per ADS (note 1)	156,745,702	155,752,666
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,615,286	157,773,251
Non-GAAP income per share - basic	1.07	1.21
Non-GAAP income per share - diluted	1.06	1.20

Note 1: Each ADS represents one common share.